SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Result of the Second and Third Bidding Rounds

Production Sharing Regime

Rio de Janeiro, October 27, 2017—Petróleo Brasileiro S.A. – Petrobras, further to the Material Fact disclosed on May 25, 2017, reports that it has acquired, in partnership with other companies, three offshore blocks in the 2nd and 3rd bidding rounds under the production sharing regime, held today by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), as the operator in all blocks.

Under the production sharing regime, the consortium transfers to the government a percentage called “surplus in profit oil to the Federal Government”, which applies on revenue minus production costs and royalties.

The offer of surplus in profit oil to the Federal Government was the sole criterion adopted by ANP to define the winning bid, whereas the signature bonus value, the minimum exploratory program, and commitments of local content were already set in the bidding terms.

The following table summarizes the blocks acquired in partnership by Petrobras in the 2nd and 3rd bidding rounds under the production sharing regime:

Block	Consortium Composition	Petrobras Bonus (R$ million)	Surplus in profit oil (%)
Entorno de Sapinhoá	Petrobras (45%) Shell (30%) Repsol Sinopec (25%)	90	80,00
Peroba	Petrobras (40%) BP (40%) CNODC (20%)	800	76,96
Alto de Cabo Frio Central	Petrobras (50%) BP (50%)	250	75,86

Similarly to the 14th bidding round under the concession regime, held in September, Petrobras acted selectively in the auctions carried out today, reflecting its strategic vision to recompose its exploratory portfolio, which seeks to maintain the relationship between reserves and production and ensure the sustainability of the company’s future oil and gas production.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Furthermore, the operation in consortia with important companies is aligned with Petrobras’ strategic goal to strengthen partnerships, sharing risks, combining technical and technological skills and capturing synergies to leverage results, while reflecting the importance of these areas in Brazil for world-class oil companies.

In Entorno de Sapinhoá, the company was successful in maintaining the same consortium composition of Sapinhoá, adjacent unitizable area, in which Petrobras already acts in partnership with Shell and Repsol Sinopec. In Peroba block, the consortium was formed, jointly with Petrobras, by CNODC, a subsidiary of CNPC, an important partner in the Pre-salt Santos Basin, and BP, which is also a partner in the Equatorial Margin and in the Campos Basin. In Alto do Cabo Frio Central, Petrobras was the winning bidder in partnership with BP.

The Entorno de Sapinhoá block is located in the central part of the Santos Basin. In August 2017, the Sapinhoá field was the second largest producer of oil and natural gas in Brazil, with 325 thousand of oil equivalent barrels produced per day.

The total amount of the signature bonus to be paid by Petrobras, R$ 1.14 billion, represents 0,5% of the investments foreseen in the 2017-2021 Business and Management Plan and will be reallocated within the currently approved budget.

The auction held today will be followed by a qualification stage of winning bidders and subsequent signing of contracts.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2017.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer